RECEIVED

2007 MAY 31 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07023969

May 23, 2007

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Press Release

Stockholm, May 22, 2007

Johan Bygge appointed new CFO of Investor AB

Johan Bygge has been appointed new Chief Financial Officer (CFO) of Investor AB, effective September 1, 2007. He will also be a member of Investor's Management Group.

Johan Bygge, 51, has held various managerial positions in Electrolux for almost 20 years, including CFO. Prior to joining Electrolux, Johan Bygge was Deputy Group Treasurer at Ericsson and also worked as an accountant.

"We're very pleased that Johan is joining Investor. He will bring considerable knowledge and broaden our industrial experience, which will be very valuable for the future development of Investor," commented Börje Ekholm, President and CEO of Investor.

Current CFO Lars Wedenborn will leave Investor during September to become CEO of Thisbe AB, a company managing the assets of the three largest Wallenberg foundations.

"Lars has been a very valuable employee to Investor. His financial and administrative experience, along with his energy and work capacity, has meant a lot to Investor," says Börje Ekholm.

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations
Phone +46 8 614 20 59, +46 70 624 20 59

END

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.